U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
FOR FORM 10-K

For Period Ending                    Commission File No. 0-13829
December 31, 1995                          CUSIP No. 740330 10 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

PRECISION STANDARD, INC.
(Full Name of Registrant)


One Pemco Plaza
1943 50th Street North
Birmingham, Alabama 35212
(Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or
X before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Notwithstanding the Company's recent receipt of approximately $8 million in settlement of its Request for Equitable Adjustment ("REA") resulting from the late delivery of Government Furnished Material ("GFM") the Company has continued to experience similar problems, in varying degrees, with ongoing contracts. Consequently, the Company is having difficulty establishing the long-term profitability of these Government contracts since the results of future REAs are difficult to quantify.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

               Walter M. Moede (205) 591-3009

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

               X  Yes         No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               X  Yes         No

               The Company anticipates reporting a loss for the year ended December 31, 1995 as opposed to a profit of $11 million for year ended December 31, 1994, which included a $8.2 million benefit for income taxes. The Company believes that a loss is anticipated by analysts and others following the Company's stock.


                     Precision Standard, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    April 1, 1996         By: /s/ Walter M. Moede
                                   Walter M. Moede
                                   Executive Vice President
                                   (Principal Financial Officer)